 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTICE TO SHAREHOLDERS REGARDING CLARIFICATION TO THE
PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS SCHEDULED FOR SEPTEMBER 17, 2024

On August 13, 2024, RedHill Biopharma Ltd. (the “Company”) furnished to the Securities and Exchange Commission a Form 6-K containing a Notice and Proxy Statement in connection with the Company’s Annual Meeting of Shareholders scheduled for September 17, 2024 (the “Proxy Statement”). As set forth in the Proxy Statement, proposals 3, 4 and 5 relate to the proposed grant of restricted share units (“RSUs”) (i) to the non-executive directors of the Company, (ii) to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and (iii) to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and a director of the Company.

On August 16, 2024, the Company announced its plans to implement a ratio change of the Company’s American Depositary Shares (“ADSs”) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing four hundred (400) ordinary shares to a new ratio of one (1) ADS representing ten thousand (10,000) ordinary shares. The ratio change became effective on  August 20, 2024. For ADS holders, the ratio change had the same effect as a one-for-25 reverse ADS split.

For the sake of clarity, all references in proposals 3, 4 and 5 of the Proxy Statement to numbers of ADSs in connection with the proposed grants of RSUs shall be deemed to reflect the change in ADS/ordinary share ratio that became effective on August 20, 2024, following the date of the Proxy Statement.  Therefore, all references to ADSs in such proposals shall be deemed divided by 25 (twenty five).

In particular, following the change in ADS/ordinary share ratio (i) proposal 3 relates to the proposed grants to (A) each of Dr. Shmuel Cabilly and Dr. Kenneth Reed RSUs with respect to 1,360 ADSs of the Company, (B) Mr. Eric Swenden RSUs with respect to 1,520 ADSs of the Company and (C) Mr. Ofer Tsimchi RSUs with respect to 2,000 ADSs of the Company, (ii) proposal 4 relates to a proposed grant to Mr. Ben-Asher of 5,080 ADSs and (iii) proposal 5 relates to a proposed grant to Mr. Scruggs of 4,000 ADSs.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: September 5, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer